UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA/A

SEMIANNUAL REPORT

SEMIANNUAL REPORT PURSUANT TO

REGULATION A OF THE SECURITIES ACT OF 1933

For the Semiannual Period Ended October 31, 2017

RED MOUNTAIN VENTURES LIMITED PARTNERSHIP

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10729

Rossland, British Columbia	45-4862460
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1938-C Columbia Avenue, Box 670, Rossland, British Columbia, Canada, V0G 1Y0 (Address of principal executive offices)	20009 (Zip Code)

(250) 362-7384

Registrant’s telephone number, including area code

Class D USD$ Series Limited Partnership Units

(Title of each class of securities issued pursuant to Regulation A)

PART II

INFORMATION TO BE INCLUDED IN REPORT

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

An investment in our membership interests involves substantial risks. You should carefully consider the risk factors in addition to the other information contained in our offering circular before purchasing membership interests. The occurrence of the stated risks might cause you to lose a significant part of your investment. The risks and uncertainties discussed in the offering circular are not the only ones we face, but do represent those risks and uncertainties that we believe are most significant to our business, operating results, prospects and financial condition. Some statements in this semiannual report constitute forward-looking statements.

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto included elsewhere in this Offering Circular.  Our fiscal year end is April 30th. Our financial statements are prepared in accordance with International Financial Reporting Standards, which may differ from US Generally Accepted Accounting Principles.

Overview

We own and operate the RED Ski Resort in Rossland, British Columbia. We also own, and are developing, certain real estate surrounding RED Mountain, however, our real estate development activities have been in a holding pattern over the last two fiscal years, except for the sale of one residential lot during each of the same period during 2016 and the six-month period ended October 31, 2017.

We earn our revenues in five principal categories. In order of their contribution, they are: lift tickets and season passes, food and beverage sales, retail sales and equipment rental, property management and real estate sales. Our property management revenues are derived from property management services rendered to the owners of condominiums at the base of RED Mountain.

Our single largest source of revenue is the sale of lift tickets (including season passes) which represented approximately 59% and 58% of total revenues for the six-month period ended October 31, 2017 and 2016 respectively. Lift ticket revenue is driven by the volume of lift tickets and season passes sold and their pricing. Most of our season pass products are sold before the start of the ski season.

The cost structure of our operations has a significant fixed component with variable expenses including, but not limited to, retail and food and beverage cost of sales, labor, power and utilities. As such, profit margins can fluctuate based on the level of revenues.

The timing and duration of favorable weather conditions impact our revenues in regard to the timing and number of skier visits. Though the amount of snowfall early in the ski season does encourage skier visits, our ski resort has snowmaking capabilities in the event that the natural snowfall is insufficient. Cold weather, however, is essential to a successful ski season. There is no way to predict favorable weather conditions in the future. We sell season passes prior to the start of the ski season to help mitigate any negative effects that unfavorable weather may have on our revenues.

We have recently experienced two of our most successful ski seasons since current ownership of RED Mountain was acquired in 2004. Compared to an average of the previous best four seasons since 2004, in the 2015/16 ski season we had an 8% increase in guest visits, and in the 2016/17 ski season, we had a 21% increase in guest visits. There can be no assurance that these results represent a trend or are indicative of future results.

In addition to our ski resort operations, we are now focusing on the other three seasons of the year and extending the RED brand to four-season activities. This effort began in December 2015, with the creation of the Get Lost Adventure Centre. Get Lost has a permanent location at the base of RED Mountain as well as a centralized on-line booking engine offering year-round concierge services for such recreational activities as mountain biking, mountaineering, fishing and trail rides in conjunction with established operators in the Kootenay region. We believe that the Four Star, 106 room Josie Hotel (opening 2018), at the base of RED Mountain, which is owned and will be operated by a third party, will likewise aim to position itself as a true four-season resort and will take advantage of the activities offered at Get Lost. These activities, along with events, conferences and weddings, are expected to generate additional revenue and profits.

Results of Operations

Revenues

Our overall revenue for the six-month period ended October 31, 2017, was $1,727,877, compared to $1,590,950 for the same period during 2016. The increase in revenue was primarily due to sales of real estate.

Lift ticket and season pass revenue for the six-month period ended October 31, 2017, was $1,461,464, compared to $1,420,145 for the same period during 2016.

Food and beverage revenue for the six-month period ended October 31, 2017, was $56,640, compared to $77,438 for the same period during 2016.

Other revenue for the six-month period ended October 31, 2017, was $209,773, compared to $93,367, for the same period during 2016. Other revenue is comprised of property management services and real estate sales.

Cost of Goods Sold

Cost of goods sold for the six-month period ended October 31, 2017, was $4,554, compared to $31,767 for the same period during 2016. The decrease is a result of fluctuations in off-season food and beverage operations.

Gross Profits

As a result of the foregoing, gross profit was $1,723,323, compared to $1,559,182 for the same period during 2016.

Operating Expenses

Our overall operating expenses for the six-month period ended October 31, 2017, were $2,206,857, compared to $1,522,901, for the same period during 2016.

Labor and labor related expenses for the six-month period ended October 31, 2017, were $85,216, compared to $84,363 for the same period during 2016.

Depreciation expense for the six-month period ended October 31, 2017, were $85,216, compared to $84,363 for the same period during 2016. The decrease is primarily due to the nature of declining depreciation.

Selling and marketing expenses for the six-month period ended October 31, 2017, were $14,695, compared to $20,911 for the same period during 2016.

Equipment rental and lease expenses for the six-month period ended October 31, 2017, were $50,792, compared to $41,544 for the same period during 2016. The decrease is primarily attributable to paying off an equipment lease.

Property taxes for the six-month period ended October 31, 2017, were $38,739, compared to $34,232 for the same period during 2016.

General and administrative expenses for the six-month period ended October 31, 2017, were $1,224,146, compared to $658,604 for the same period during 2016. The increase in general and administrative expenses was primarily due to costs related to the offering of new D partnership units.

Income (Loss) from Operations

Net loss from operations for the six-month period ended October 31, 2017, was $483,534, compared to net income of $36,282 for the same period during 2016.

Other Expenses

Interest expense for the six-month period ended October 31, 2017, was $302,425, compared to -$123,791 for the same period during 2016. The increase is primarily attributable to the conversion of debt to equity in 2017.

Net Loss

Net loss for the six-month period ended October 31, 2017, was $181,109, compared to $87,509 for the same period during 2016. The increased loss is primarily attributable to the conversion of debt to equity in 2017 and ongoing costs of offering new partnership units.

Liquidity and Capital Resources

Principal Sources of Cash

Our available cash is the highest in our fourth fiscal quarter primarily due to the seasonality of our resort business, and the sale of season passes for the next ski season. We had $71,893 in cash and cash equivalents at October 31, 2017, compared to $912,578 at April 30, 2017. The decrease in cash is primarily as a result of operating expenses and capital projects undertaken during the off-season period.

We currently anticipate that cash flow from operations will continue to provide a significant source of our operating needs.  We expect that our liquidity needs for the near term and the next fiscal year will be met by continued use of operating cash flows (primarily those generated in our third and fourth fiscal quarters), and the proceeds of our Regulation A+ Offering and concurrent Canadian offering.

Significant Uses of Cash

Our cash uses currently include operating expenditures and capital expenditures for assets to be used in operations. We have historically invested significant cash in capital expenditures for our resort operations and expect to continue to invest in the future. Resort capital expenditures for the six-month period ended October 31, 2017, were approximately $387,932, compared to $162,822 for the same period during 2016. The additional capital expenditures were primarily associated with the costs of upgrading the Paradise Lodge on Granite Mountain.

Debt Conversion.

In July 2017, certain lenders to RMR, converted an aggregate of CDN$23,694,824 in loans owed by RMR into 2,674,359 of our Class C Units and 2,674,359 of our Class C2 Units.

Item 2.	Other Information

None.

Item 3.	Financial Statements

RED MOUNTAIN VENTURES LIMITED PARTNERSHIP

CONSOLIDATED BALANCE SHEETS

(US $)

	October 31, 2017	April 30, 2017
	(Unaudited)
Current assets
Cash and cash equivalents	$71,893	$912,578
Accounts receivable, net	53,948	332,670
Prepaid expenses	257,648	142,698
Inventory	317,524	236,645
Total current assets	701,013	1,624,591

Property, plant and equipment, net	10,140,140	9,151,761
Land development costs	13,301,108	12,635,421
Goodwill	54,837	51,652

Total assets	$24,197,098	$23,463,425

LIABILITIES AND PARTNERSHIP INTEREST

Current liabilities
Accounts payable and accrued expenses	$786,571	$636,910
Deferred revenue	138,769	1,021,990
Total current liabilities	925,340	1,658,900

Long-term liabilities
Convertible debts	1,045,920	25,626,394
Other long-term debt	4,031,256	3,126,309
Capital leases	67,864	91,363
Total long-term liabilities	5,145,040	28,844,066

Total liabilities	6,070,380	30,502,966

Commitments and contingencies

Partnership interest
Initial partnership interest	2,657	2,657
Class A units contribution	1,109	1,109
Class B units contribution	13,083,607	13,083,607
Class C units contribution	18,249,943	-
Class C2 units contribution	7,297,567	-
Other comprehensive income	3,014,283	3,214,425
Accumulated deficit	(28,778,493)	(28,597,384)
Total partnership interest attributable to Partnership	12,870,673	(12,295,586)
Non-controlling interest	5,256,045	5,256,045
Total partnership interest	18,126,718	(7,039,541)

Total liabilities and partnership interest	$24,197,098	$23,463,425

RED MOUNTAIN VENTURES LIMITED PARTNERSHIP

CONSOLIDATED STATEMENTS OF OPERATIONS

AND OTHER COMPREHENSIVE INCOME

(US $)

	Six Month Ended	Six Month Ended
	October 31, 2017	October 31, 2016
	(Unaudited)	(Unaudited)
Operating revenue
Lift Revenue	$1,461,464	$1,420,145
Food and beverage	56,640	77,438
Other revenue	209,773	93,367
Total operating revenue	1,727,877	1,590,950

Cost of good sold	4,554	31,767

Gross profit	1,723,323	1,559,182

Operating expenses
Wages and benefits	793,269	683,247
Depreciation	85,216	84,363
Selling and marketing	14,695	20,911
Equipment rental and leases	50,792	41,544
Property taxes	38,739	34,232
General and administration	1,224,146	658,604
Total operating expenses	2,206,857	1,522,901

Income (Loss) from operations	(483,534)	36,282

Other expense
Interest expense (income)	302,425	(123,791)
Total other expense	302,425	(123,791)

Net loss	(181,109)	(87,509)

Net loss attribute to Non-controlling interest	-	-

Net Loss attribute to Partnership	$(181,109)	$(87,509)

Comprehensive loss
Net loss	(181,109)	(87,509)
Foreign currency translation adjustment	(200,142)	85,566
Comprehensive loss	(381,251)	(1,943)

Comprehensive loss attribute to Non-controlling interest	-	-

Comprehensive loss attribute to Partnership	$(381,251)	$(1,943)

RED MOUNTAIN VENTURES LIMTED PARTNERSHIP

STATEMENTS OF CHANGES IN LIMITED PARTNERSHIP INTEREST

(US $)

	Initial			Other
	Partnership	Non-controlling	Partner	comprehensive	Accumulated
	Interest	Interest	Contributions	Income	Deficit	Total

Balance April 30, 2016	$2,657	$5,268,361	$13,066,584	$2,786,593	$(24,729,353)	$(3,605,158)

Partner's redemption	-	-	18,132	-	-	18,132

Foreign currency translation gain	-	-	-	427,832	-	427,832

Net loss	-	(12,316)	-	-	(3,868,031)	(3,880,347)

Balance April 30, 2017	2,657	5,256,045	13,084,716	3,214,425	(28,597,384)	(7,039,541)

Contributions	-	-	25,547,509	-	-	25,547,509

Foreign currency translation loss	-	-	-	(200,142)	-	(200,142)

Net loss	-	-	-	-	(181,109)	(181,109)

Balance October 31, 2017	$2,657	$5,256,045	$38,632,225	$3,014,283	$(28,778,493)	$18,126,718

RED MOUNTAN VENTURES LIMITED PARTNERSHIP

CONSOLIDATED STATEMENTS OF CASH FLOWS

OCTOBER 31, 2017 AND 2016

(US$)

	Six Month Ended October 31, 2017	Six Month Ended October 31, 2016
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	$(181,109)	$(87,509)
Adjustments to reconcile net loss to
net cash provided by operating activities:
Depreciation and amortization	83,019	81,862
Changes in operating assets and liabilities:
Accounts receivable	292,163	(18,071)
Inventory	(64,724)	4,925
Prepaid expenses	(103,645)	14,247
Accounts payable and accrued expenses	43,157	(45,804)
Deferred revenue	(923,874)	(961,796)
Cash generated from operations	(855,012)	(1,012,146)
Interest paid	335,889	82,969
Net cash used in operating activities	(519,123)	(929,177)

Cash flows from investing activities:
Purchase of fixed assets	(387,932)	(162,822)
Net cash provided by (used in) investing activities	(387,932)	(162,822)

Cash flows from financing activities:
Proceeds from long-term borrowings	-	153,440
Payments on long-term borrowings	(40,060)	(131,976)
Net cash provided by (used in) financing activities	(40,060)	21,464

Net change in cash	(947,116)	(1,070,535)

Cash balance as of May 1	912,578	1,247,601

Change in comprehensive income (loss)	106,431	(101,044)

Cash balance as of October 31	$71,893	$76,022

Supplemental disclosure of non-cash financing activities:
Foreign currency translation adjustments	$106,431	$(131,582)
Converstion of debt to equity	$(23,658,966)	$-

Red Mountain Ventures
Notes to Consolidated Financial Statements
October 31, 2017 (Unaudited) (US$)

NOTE 1- ORGANIZATION AND BASIS OF PRESENTATION

Red Mountain Ventures Limited Partnership together with its subsidiaries collectively referred to as “Partnership” “RMVLP” “Red Mountain Ventures” or “RED” was formed as a British Columbia limited partnership on May 14, 2004 in connection with the acquisition of the Red Mountain Ski Resort Inc. in Rossland, British Columbia, Canada. RMVLP is managed by its sole general partner, Red Mountain Ventures G.P. Ltd. RMVLP owns direct and indirect interest in the legal entities that carry on the business (the “Red Business”) of Red Mountain Ski Resort (the “Red Ski Resort”) and hold its real estate interest.

RMR Acquisition Corp. (“RMR”)

RMR, a wholly owned subsidiary of the Partnership, owns the real property comprising the RED Ski Resort and the office furniture and equipment located at the RED Business offices. RMR, directly or indirectly, through a number of subsidiaries and affiliates, has an ownership interest in certain real estate surrounding the RED Ski Resort.

Red Resort Limited Partnership

Red Resort Limited Partnership is a wholly owned subsidiary of RMR and operates the RED Ski Resort. Red Resort Limited Partnership owns the assets related to the mountain operations of the RED Ski Resort including buildings, lifts and associated equipment.

Leroi Acquisition Corp.

Leroi Acquisition Corp. is a wholly owned subsidiary of the Partnership and operates the RED retail and rental business at the RED Ski Resort.

Red Property Management Ltd.

Red Property Management Ltd. is a wholly owned subsidiary of RMR and provides reservations and property management services for approximately 60 privately owned condominiums rental units at the base of RED Mountain.

Other Non-Material Subsidiaries and Affiliates:

Hannah Creek Limited Partnership

This partnership owns certain property in Rossland, British Columbia, which was to be subdivided and developed into approximately 50 condominium units contained in two three-to-five story buildings and related infrastructure. RMR owns a 50% interest in this partnership and third party investors own the remaining 50% interest. This partnership is currently inactive.

Slalom Creek Limited Partnership

This partnership developed certain property located in the central base area of the RED Ski Resort into condominium units which have since been sold. RMR owns approximately a 46.5% interest in the partnership and third party investors own the remaining 53.5% interest. This partnership is inactive and is expected to be dissolved at some point in the future.

Red Development Co. Ltd.

Red Development Co. Ltd., a wholly-owned subsidiary of RMR, acts as general partner to Hannah Creek Limited Partnership and Slalom Creek Limited Partnership. In addition, Red Development Co. Ltd. provides research and investigative services to assist with feasibility analyses of potential future projects at RED Mountain, including further marketing of Caldera, the potential development of an 82-90 pillow youth hostel and the potential development of an additional 64 unit condominium project.

That Seventies Project Limited Partnership

This partnership beneficially owns and subdivided real property for sale near the base of the RED Ski Resort through its wholly-owned subsidiary That Seventies Project Development Ltd. The subdivided lots are marketed as the “Caldera” development. RMR owns a 50% interest in That Seventies Project Limited Partnership and third party investors own the remaining 50% interest.

Revenues are highly seasonal. The ski season generally runs from mid-December to early April. Red Property Management Ltd. operates year round but sees limited business between May and November. Leroi Acquisition Corp operates only during the ski season. Between May and November Red Resort Limited Partnership performs maintenance, completes capital projects and develops sales and marketing plans for the coming ski season.

The Partnership’s year-end is April 30.

The Partnership’s securities are not traded on any stock exchange in Canada and thus, Red Mountain Ventures is not subject to regulation by any Canadian stock exchange. The Partnership’s securities are also not registered under the United States Securities Act of 1933 nor are they traded on any securities or stock exchange in the United States. As a result, the Partnership is not presently subject to the reporting, certification or other requirements imposed on U.S. registered issuers under, among other things, U.S. Sarbanes-Oxley Act of 2002 ("SOX").  As a non reporting issuer designation under the Canadian securities laws, the Partnership is subject to limited reporting requirements – specifically related to the issuance of securities.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the presentation of the accompanying consolidated financial statements follows:

Basis of preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and IFRS Interpretations Committee (IFRS IC) interpretations applicable to companies reporting under IFRS. The financial statements have been prepared in United States Dollars, under the historical cost convention. The accounts have been rounded to the nearest dollar.

In the opinion of management, all adjustments considered necessary for a fair presentation have been included.

The accompanying consolidated financial statements include the accounts of the Partnership and its aforementioned subsidiaries and entities under common ownership. All significant intercompany accounts and transactions have been eliminated in consolidation. The ownership interest in subsidiaries that are held by owners other than the Partnership are recorded as non-controlling interest and reported in our consolidated balance sheets within partnership interest. Losses attributed to the non-controlling interest and to the Partnership are reported separately in our consolidated statements of operations and other comprehensive income.

The accompanying consolidated financial statements have been prepared on a going concern basis which implies the Partnership will continue to meet its obligations for the next 12 months as of the date these financial statements are issued.

While management’s projected cash flows are forecasted to be sufficient to meet the Partnership’s obligations over the next 12 months, management believes it is prudent to continue its capital raising efforts in case its forecast is not achieved. Management’s plan to continue as a going concern includes raising capital in the form of debt or equity, increased gross profit from organic revenue growth and managing and reducing operating and overhead costs.

However, management cannot provide any assurances that the Partnership will be successful in accomplishing any of its plans. Management also cannot provide any assurance that unforeseen circumstances that could occur at any time within the next twelve months or thereafter will not increase the need for the Partnership to raise additional capital on an immediate basis.

However, based upon an evaluation of the Partnership’s continued growth trajectory, past success in raising capital and meetings its obligations as well as its plans for raising capital discussed above, management believes that the Partnership is a going concern.

Cash and cash equivalents

Cash and cash equivalents in the balance sheets is comprised of cash at bank and on hand. Cash and cash equivalents include cash at hand and short-term bank deposits with original maturities of three months or less, that are not restricted as to withdrawal or use, and are therefore considered to be cash equivalents.

Accounts receivable

Accounts receivable are generally unsecured. The Partnership establishes an allowance for doubtful accounts receivable based on the age of outstanding invoices and management’s evaluation of collectability. Accounts are written off after all reasonable collection efforts have been exhausted and management concludes that likelihood of collection is remote. Any future recoveries are applied against the allowance for doubtful accounts. As of October 31, 2017 and April 30, 2017, allowance for doubtful accounts was $0 and $0, respectively.

Inventory

Inventory consists primarily of purchased retail goods, food and beverage items and rental equipment. The Partnership’s inventory is stated at the lower of cost or net realizable value, determined using primarily an average weighted cost method.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any impairment losses. Depreciation on assets is calculated using the diminishing balance method by applying the depreciation rate to the net book value of the asset, resulting in a diminishing annual charge. The cost/net book value is allocated over their estimated useful lives, as follows:

No. of years
Building	25
Trail improvement	12.5
Lifts and tows and snow infrastructure	16.7
Furniture, fittings & equipment	5
Vehicles	3.3

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within the profit and loss account.

Property under development

The Partnership capitalizes as real estate held for sale and investment the original land acquisition cost, direct construction and development costs, property taxes, interest recorded on costs related to real estate under development and other related costs. The Partnership records capitalized interest once construction activities commence and real estate deposits have been utilized in construction. Development costs are applied against sale proceeds on a square footage basis.

Goodwill and intangible assets

Goodwill arose on the acquisition of Red Mountain Resort Inc. in 2004 and subsequent amalgamation with RMR and consists of the excess of the purchase price of the shares over the net book value of the assets of Red Mountain Resort Inc. at the date of acquisition. The goodwill is attributed substantially to land value. The Partnership tests goodwill annually for impairment. The testing of impairment consists of a comparison of the estimated fair value of the assets with their net carrying value. The Partnership determined that there was no impairment to goodwill for the six months ended October 31, 2017 and the year ended April 30, 2017.

Long-lived assets

The Partnership periodically reviews its long-lived assets, including identifiable intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Partnership recognizes an impairment loss when the sum of expected undiscounted future cash flows will not be sufficient to recover an asset’s carrying amount. The amount of impairment is measured as the difference between the estimated fair value and the book value of the underlying asset. The Partnership does not believe any events or changes in circumstances indicating an impairment of the net carrying amount of a long-lived asset occurred during the six months ended October 31, 2017 and the year ended April 30, 2017.

Capital leases contracts

Assets held under equipment lease agreements are capitalized in the balance sheet and are depreciated over their useful life. The corresponding purchase obligation is capitalized in the balance sheet as a liability. The interest element of the obligation is charged to the profit or loss account over the period of the contract and represents a constant proportion of the balance sheet capital repayments outstanding.

Convertible Debt

If the conversion features of conventional convertible debt provides for a rate of conversion that is below market value at issuance, this feature is characterized as a beneficial conversion feature (“BCF”). A BCF is recorded by the Partnership as a debt discount. In those circumstances, the convertible debt is recorded net of the discount related to the BCF, and the Partnership amortizes the discount to interest expense or equity (if the debt is due to a related party), over the life of the debt using the effective interest method.

Investment in Joint Ventures

The Partnership owns a 50% interest in That Seventies Project, a real estate development project, and has capitalized approximately $5.9 million and $ 6.2 million, in development assets as of October 31, 2017 and April 30, 2017, respectively.

The Partnership owns a 49.99% interest in the Hannah Creek Project, a real estate development project, and has capitalized approximately $1.7 million, in development assets as of October 31, 2017 and April 30, 2017, respectively.

The Partnership owns a 46.49% interest in the Slalom Creek and has not incurred and or capitalized any costs in connection with this venture. This entity is expected to be dissolved in the near future.

Foreign currencies

The functional currency of the Partnership is Canadian Dollar (CAD). The reporting currency of the financial statements is United States Dollars. Income and expenses for each statement of profit and loss shall be translated at an average exchange rate for the year. All assets and liabilities are translated at the rate of exchange ruling at the balance sheet date. Equity accounts are translated using historical exchange rates. All differences are taken to the other comprehensive income or loss.

The exchange rates used to translate amounts in CAD into USD for the purposes of preparing the consolidated financial statements were as follows:

Balance Sheets:

	October 31,	April 30,
	2017	2017
Period-end CAD: USD exchange rate	$0.777223	$0.732091

Statements of Operations:

	October 31,	October 31,
	2017	2017
Average Yearly CAD: USD exchange rate	$0.778944	$0.767199

Revenue recognition

Revenues are recognized in profit or loss when the revenues can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Partnership and the costs incurred or to be incurred in respect of the transaction can be measured reliably. Revenues are measured at the fair value of the consideration received less any trade discounts, volume rebates and returns.

Following are the specific revenue recognition criteria which must be met before revenue is recognized:

•	Lift revenue is derived from a wide variety of sources, including sale of lift tickets and season passes, and is recognized as services are performed. The Partnership records deferred revenue related to sale of season ski passes. The majority of season passes are sold from March 15 to April 30 each year for the following ski season and is recognized in the first month of the new fiscal year. Season pass revenues received from May 1 to March 15 are recognized when received.

•	Retail and rental revenue is derived from retail sales and equipment rentals business and is recognized as products are delivered or services are performed.

•	Property management revenue is derived from providing reservations and property management services for the privately owned condominium rental units and is recognized as services are performed.

•	Food and beverage revenue is derived from sale of food and beverage from three Partnership-owned restaurants and is recognized as products are delivered or services are performed.

•	Real estate revenue primarily includes the sale of condominium units and land parcels and is recorded primarily using the full accrual method and occurs only upon the following: (i) substantial completion of the entire development project, (ii) receipt of certificates of occupancy or temporary certificates of occupancy from local governmental agencies, if applicable, (iii) closing of the sales transaction including receipt of all, or substantially all, sales proceeds (including any deposits previously received) and (iv) transfer of ownership.

•	Other revenue primary includes ski school operations, KinderCare, locker rental, other on-mountain activities.

Advertising Expense

The Partnership expenses marketing, promotions and advertising costs as incurred. Such costs are included in selling and marketing expense in the accompanying consolidated statements of operations. Advertising costs were $7,543 and $6,810 for the six months ended October 31, 2017 and October 31, 2017 respectively.

New standards, amendments and interpretations not yet adopted

The IASB and IFRIC have issued the following standards and with an effective date after the date of the financial statements and have not been applied in preparing these consolidated financial statements.

IFRS 15 – “Revenue from Contracts with Customers” - early adoption. As this is the first period of financial reporting for the group, management took the decision to adopt IFRS 15 early as it represented a major development in the recognition of revenue under International Financial Reporting Standards. Compared to IAS 18, Revenue and IAS 11, Construction Contracts and related interpretations, there was no material difference adopting IFRS 15 early. The standard is effective for annual periods beginning on or after January 1, 2017.

IFRS 16 Leases-IFRS 16 specifies how a Partnership will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. IFRS 16 will be applicable to annual reporting periods beginning on or after January 1 2019.

IFRS 17 Insurance Contracts- IFRS 17 establishes the principles for the recognition, measurement and presentation of insurance contracts. The objective is to ensure that an entity provides relevant information that faithfully represents those contracts. Red Mountain has no significant insurance contracts and this pronouncement will have no material impact on the financial statements. IFRS 17 will be applicable to annual reporting periods beginning on or after January 1, 2021

Unrealized losses on debt instruments measured at fair value and measured at cost for tax purposes give rise to a deductible temporary difference regardless of whether the debt instrument's holder expects to recover the carrying amount of the debt instrument by sale or by use. The carrying amount of an asset does not limit the estimation of probable future taxable profits. Estimates for future taxable profits exclude tax deductions resulting from the reversal of deductible temporary differences. An entity assesses a deferred tax asset in combination with other deferred tax assets. Where tax law restricts the utilization of tax losses, an entity would assess a deferred tax asset in combination with other deferred tax assets of the same type.

There are no other IFRS or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Partnership.

Comprehensive income

Comprehensive income is defined as the change in equity resulting from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from consolidated net earnings.

NOTE 3 – CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The Partnership makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and assumptions are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the year of the change, if the change affects that year only, or in the year of the change and future years, if the change affects both.

Information about critical assumptions in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the consolidated financial statements within the next financial year are discussed below:

Taxation

The Limited Partnership accounts for income taxes in accordance with International Accounting Standard 12, Income Taxes (“IAS 12”).

•	Partnership

Partnership income, losses, assets, and liabilities are all attributable to the partners. As per the Canada Income Tax Act, partnerships do not file separate tax returns. The partnerships file annual “information returns” setting out their income and details of the partners who are entitled to that income. It is the partners who are required to pay income tax. The limited partnership is simply a flow-through entity. So: the net income of the partners (for income tax purposes) of a limited partnership is determined by figuring out the net income of the limited partnership.

To figure out the net income of the limited partnership, the Act states that it is treated as if it were a separate legal person: s. 96(1)(a). So first include income and deduct allowable expenses and other credits. Then, the limited partnership’s income will be attributed to the partners (usually as per the limited partnership agreement). Each partner must report their income or losses from the partnership and pay taxes accordingly: s. 96(1)(f).

•         Corporations

The Partnership owns a number of entities that are Corporation for tax purposes:

For such Corporations: Income tax expense is comprised of current and deferred income taxes. Current and deferred income taxes are recognized in profit and loss, except for income taxes relating to items recognized directly in equity or other comprehensive income.

Current income tax, if any, is the expected amount payable or receivable on the taxable income or loss for the period, calculated in accordance with applicable taxation laws and regulations, using income tax rates enacted or substantively enacted at the end of the reporting period and any adjustments to amounts payable or receivable relating to prior years.

Deferred income taxes are provided using the liability method based on temporary differences arising between the income tax base of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using income tax rates and income tax laws and regulations that have been enacted or substantively enacted at the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income taxes are recognized to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reducedDeferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxing authority and the Company intends to settle its current tax assets and liabilities on a net basis.

The Partnership did not record any Corporation related Current or Deferred income tax, since by tax law it does not flow through to the Partnership level.

Fair Value of Financial Instruments

The Partnership measures its financial assets and liabilities at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., exit price) in an orderly transaction between market participants at the measurement date. Additionally, the Partnership is required to provide disclosure and categorize assets and liabilities measured at fair value into one of three different levels depending on the assumptions (i.e., inputs) used in the valuation. Level 1 provides the most reliable measure of fair value while Level 3 generally requires significant management judgment. Financial assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement. The fair value hierarchy is defined as follows:

Level 1 – Valuations are based on unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 – Valuations are based on quoted prices for similar assets or liabilities in active markets, or quoted prices in markets that are not active for which significant inputs are observable, either directly or indirectly.

Level 3 – Valuations are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Inputs reflect management’s best estimate of what market participants would use in valuing the asset or liability at the measurement date.

The recorded amounts for cash and cash equivalents, receivables, other current assets and accounts payable and accrued liabilities approximate fair value due to their short-term nature.

NOTE 4 – CASH AND CASH EQUIVALENTS

	October 31, 2017	April 30, 2017
Cash in bank and on hand*	$-	$844,859
Restricted cash	71,893	67,719
Total cash and cash equivalents	$71,893	$912,578

*The company had a bank overdraft credit balance of $85,171 in the cash in bank accounts as of 10/31/17 which resulted in a credit balance for the accounts. $85,171 was reclassed to a bank overdraft liability and included in the accounts payable and accrued expenses balance as of 10/31/17 resulting in a cash on hand balance of $0 as of 10/31/17.

Note 5 – Accounts Receivable

Accounts receivable, net of allowances for sales returns and doubtful accounts, consisted of the following:

	October 31, 2017	April 30, 2017
Trade accounts receivables	$21,506	$21,799
Other receivables	32,442	310,871
Related party receivable	-	-
Less allowances	(-)	(-)
Total accounts receivable, net	$53,948	$332,670

During the six months ended October 31, 2017 and the year ended April 30, 2016, the Partnership charged $0 and $0, respectively to bad debt expense in setting up an allowance.

NOTE 6 – INVENTORY

Inventory consists primarily of purchased retail goods, food and beverage items and rental equipment. The Partnership’s inventory is stated at the lower of cost or net realizable value, determined using primarily an average weighted cost method. The carrying value of inventory consisted of the following:

	October 31, 2017	April 30, 2017
Retail goods	$150,640	$93,346
Food and beverage items	53,810	36,791
Rental equipment	113,074	106,508
Total inventory	$317,524	$236,645

note 7 – Prepaid Expenses AND OTHER CURRENT ASSETS

At October 31, 2017 and April 30, 2017, prepaid expenses consisted of the following:

	October 31, 2017	April 30, 2017
Prepaid expenses	$251,741	$137,135
Deposits	5,907	5,563
Total	$257,648	$142,698

NOTE 8 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment’s cost and accumulated depreciation consist of the following

Cost	Land	Building and CIP	Ski runs and lifts	Fixtures and equipment	Total	Depreciation	NBV

At April 30, 2016	$410,127	$3,914,484	$8,915,865	$2,133,469	$15,373,945	$(5,040,871)	$10,333,074
Additions	-	14,369	257,135	13,068	284,572	(630,813)	-
FX translation	(33,145)	(316,351)	(720,539)	(172,417)	(1,242,452)	407,380	-
At April 30, 2017	376,982	3,612,502	8,452,461	1,974,120	14,416,065	(5,264,304)	9,151,761
Additions	-	419,208	6,265	88,551	514,024	(50,223)	-
FX translation	23,241	222,704	521,077	100,910	867,932	(343,355)	-
At October 31, 2017	$400,223	$4,254,414	$8,979,803	$2,163,581	$15,798,021	$(5,657,882)	$10,140,140

Included in the Property, Plant and Equipment numbers above are assets held under finance leases or capital leases contracts as follows:

	October 31, 2017	April 30, 2017

Net book values	$313,287	$295,095

Depreciation charge for the year	$34,068	66,882

Management of the Partnership has reviewed its fixed assets for impairment as at October 31, 2017 and has concluded that no events or changes in circumstances have occurred that would indicate the carrying value of its fixed assets would not be recoverable.

NOTE 9 – PROPERTY UNDER DEVELOPMENT

Property under development includes costs directly related to construction and carrying charges during construction such as interest and property taxes. Development costs are applied against sale proceeds on a square footage basis. The acquisition of the Partnership in 2004 resulted in goodwill of approximately of approximately $4.3 million. Substantially all of the goodwill was attributed to the value of the real estate associated with the acquisition. As such, goodwill has been allocated to land development costs since inception and has been amortized on a pro rata basis as cost of sales related to sales of real estate. The balance of goodwill attributed to land and development costs were approximately $3.1 million as of October 31, 2017.

NOTE 10 – ACCOUNTS PAYABLE AND ACCRUED EXPENSES

As of October 31, 2017 and April 30, 2017, accounts payable and accrued expenses consisted of the following:

	October 31, 2017	April 30, 2017
Trade payables	$961,597	$256,528
Accrued payroll	251,989	61,175
Accrued tax	(7,970)	98,870
Others	(1,212)	220,337
Total	$1,204,404	$636,910

NOTE 11 – DEFERRED REVENUE

As of October 31, 2017 and April 30, 2017, deferred revenue consisted of the following:

	October 31, 2017	April 30,2017
Balance at the beginning of the year	$1,021,990	$1,140,302
Received during the year	-	-
Amortized during the year	(946,225)	(26,158)
Foreign currency translation	63,004	(92,154)
Balance at the end of the year	$138,769	$1,021,990

NOTE 12 – DEBT

The Partnership debt at October 31, 2017 and April 30, 2017 are as follows:

	October 31, 2017	April 30, 2017

Convertible debt (a) (c)	$1,045,920	$25,626,394
Other long-term debt (b)	4,031,256	3,126,309
Total	5,077,176	28,752,703
Less: Current portion	-	-
Long-term portion	$5,077,176	$28,752,703

(a)	The convertible debt was obtained for the purpose of operation and development of the ski resort. The debt bears interest at 8% to 10% per annum, calculated and accrued annually and payable at maturity. All outstanding amounts under the facility are payable on April 18, 2019. The lender may convert the debt to Class C unit of Red Mountain Ventures Limited Partnership at the conversion price of $ CAD 8.86 (US $ 6.71) per Class C Unit. The convertible debt is secured by a first, fixed mortgage over all lands owned by the borrowers and by a general security interest over all property of the Partnership and related parties.

The Partnership’s convertible debt is denominated in both Canadian and US Dollars. Amounts denominated in US Dollars are converted to Canadian Dollars at the exchange rate in effect at the end of the year. See Note 18 regarding subsequent conversion of convertible debt on June 30, 2017.

(b)	Other long-term debt includes outstanding principal and accrued interest.

(c)	Effective on June 30, 2017, the total outstanding principal balance of the Juice Trust convertible debt and promissory notes and the Woods Family Trust convertible debt of approximately $17 million in the aggregate owed by RMR to such lenders was converted by the lenders to Class C units of the Partnership at conversion price of CAD $ 8.86 (USD $ 6.71) per Class C unit. Class C2 units were also issued to the Juice Trust and the Woods Family Trust at that time. The Class C and C2 units are subordinate in priority to Class D units in respect of repayment of capital.

	October 31, 2017	April 30,2017

Western Economic Diversification, $777,223 (CAD $1,000,000), March 31, 2019	$477,814	$470,029
Community Future Development Corp, $310,889 (CAD $400,000), June 21, 2020, 6.7%	344,792	328,026
Community Future Development Corp, $1,165,835 (CAD $1,500,000), April 15, 2023, 6.7%	1,244,351	1,141,561
Community Future Development Corp, $ 932,668 (CAD $1,200,000), July 1, 2024, 6.7%	1,148,694	1,109,477
Community Future Development Corp, $54,406 (CAD $70,000), June 29, 2025, 6.7%	37,299	36,561
Community Future Development Corp, $310,889 (CAD $400,000), July 1, 2021, 6.7%	1,082	40,655
J Busby Bridge Loan, $388,612 (CAD $500,000)	388,612	-
J Busby Bridge Loan No. 2, $388,612 (CAD $500,000)	388,612	-
Total	4,031,256	3,126,309
Less: Current portion	-	-
Long-term portion	$4,031,256	$3,126,309

The interest expenses for the debts were approximately $14,000 and $3,761,000 for the six months ended October 31, 2017 and the year ended 2016, respectively.

NOTE 13 – FINANCE LEASE

The Partnership’s finance lease balances at October 31, 2017 and April 30, 2017 are as follows:

	Oct 31, 2017	Apr 30, 2017

TechnoAlpin-2xT40 snow guns	$26,532	$37,485
TechnoAlpin-4xT40 snow guns	22,789	29,008
Stikum-Server	9,080	14,014
Stikum-Phone system	9,463	10,856
Total	67,864	91,363
Less: Current portion	(58,400)	(66,493)
Long-term portion	$9,462	$24,870

The interest expenses for the finance lease were approximately $3,000 and $15,000 for the six months ended October 31, 2017 and the year ended April 30, 2017, respectively.

NOTE 14- TAXATION

No deferred tax asset in respect of corporation level tax losses has been recognized given the uncertainty over the timing of future profits against which they can be offset. Partnership management believes it is more likely than not that any such losses will not be recognized by the Partnership. As of April 30, 2017, if the Partnership had recorded a future benefit for income taxes, the amount would have totaled approximately $5 million. No events have taken place as of October 31, 2017 that would have materially impacted this estimate.

NOTE 15 – RELATED PARTY TRANSACTIONS

Value Power, the Partnership’s largest unit holder is 63.1% owned by the Juice Trust to which the Partnership had issued convertible debt in the amount of approximately $22,177,000 as of April 30, 2017. As of June 30, 2017, all of the Juice Trust convertible debt has been converted to equity.

The Juice Trust loaned the Partnership $1,000,000 (CAD) during the six months ended October 31, 2017 to fund capital projects and the cost of raising capital for the sale of Class D units.

NOTE 16 - COMMITMENTS AND CONTINGENCIES

Litigation

Management of the Partnership is currently not aware of any legal proceedings that management believes will have, individually or in the aggregate, a material adverse effect on the Partnership’s business, financial condition or operating results.

The Partnership is involved in two lawsuits as plaintiffs. In the first lawsuit, the Partnership filed claims against the manufacturer of the Grey Mountain Chairlift and certain parties involved in the installation of the chairlift, for alleged faulty engineering and installation that required significant reconstruction and repairs in 2015. The Partnership also has filed a construction defect lawsuit against the contractor and certain other parties involved in constructing a retaining wall on the property. Management of the Partnership does no view either of these lawsuits as material to the Partnership’s business, financial condition or operating results.

NOTE 17 – PARTNERSHIP CAPITAL

The issued capital of the Partnership as of October 31, 2017 was 1,423,608 class A units 1,693,250 class B units and 3,819,135 class C units. As of October 31, 2017, no Class C units were issued. On June 29, 2017, the Partnership Agreement governing the Partnership was amended to create Class D units and Class C2 units.

The class A unit holders do not receive any preferential distribution or profit and loss allocations.

Subject to prior right to return of capital and preferential distribution of the Class D, C and C2 units, the Class B unit holders will receive distributions on a pro rata basis until each has received an amount equal to 100% of its capital contribution. Class B units holders are also entitled to the first right of refusal for any new issuances of class B units.

NOTE 18- OPERATING LEASE

The Partnership entered into lease contracts with Britco for the lease of temporary buildings. The contracts are for 12 months and renew annually, payments are made December through April. Operating lease expenses were $0 for the six months ended October 31, 2017 and 2016, respectively. There are no minimum payments for the contracts.

NOTE 19 – EVENTS AFTER THE REPORTING PERIOD

The Partnership is engaging in an offering pursuant to Canadian securities laws and under Regulation A of the United States Securities Act of 1933, of up to 1,000,000 Class D Units of the Partnership for USD $ 10.00 (US investors) CAD $10.00 (Canadian investors) per Class D Unit. The maximum amount that may be raised in the aggregate, in this offerings, is CDN$10,000,000 (US $8,000,000).

Management evaluated all activities of the Partnership through the issuance date of the Partnership’s consolidated financial statements and concluded that no other subsequent events have occurred that would require adjustments or disclosures into the consolidated financial statements.

Item 4.	Exhibits

None.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rossland, British Columbia, on March 21, 2018.

RED MOUNTAIN VENTURES LIMITED PARTNERSHIP

  BY:  RED MOUNTAIN VENTURES G.P. LTD.

  ITS:  GENERAL PARTNER

By:	/s/ Howard Katkov
Howard Katkov, Chief Executive Officer,
President and Director

Date: March 21, 2018

By:	/s/ Kevin Magnall
Kevin Magnall, Principal Financial Officer,
Principal Accounting Officer and Director

Date: March 21, 2018

By	/s/ Donald J. Thompson
Donald J. Thompson Vice
President Resort Planning and
Development and Director

Date: March 21, 2018